P.E. 3-3-03

Total # of pages: 36
Total # of Exhibits: 7
Exhibit Index: pp. 2-3

03018282

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ARS

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of March 2003 (third filing)

Commission File Number: 0-29150

Randgold & Exploration Company Limited
(Translation of registrant's name into English)

5 Press Avenue, Selby, Johannesburg, South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F **X** Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): **X**

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No **X**

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached to the Registrant's second Form 6-K Filing for the month of March 2003, and incorporated by reference herein, are:

Exhibit No.	Description	Page
1.	Notification of Dealing in Securities by Directors of Listed Company pursuant to the JSE Listing Rule 3.72 relating to: (a) Mr. R.A.R. Kebble's purchase of 5,000 ordinary shares of the Registrant at a price of R30.00 per share on February 18, 2003; (b) and Mr. D. Ashworth's sale of 56,200 ordinary shares of the Registrant at a price of R27.68 per share on March 7, 2003.	6
2.	Notification of Dealing in Securities by Directors of Listed Company pursuant to the JSE Listing Rule 3.72 relating to Mr. R.A.R. Kebble's purchase of 1,000 ordinary shares of the Registrant for a price of R23.50 per share on March 14, 2003.	8
3.	Notification of Dealing in Securities by Directors of Listed Company pursuant to the JSE Listing Rule 3.72 relating to Mr. R.A.R. Kebble's purchase of 1,000 ordinary shares of the Registrant for a price of R25.50 per share on March 17, 2003.	10
4.	Notification of Dealing in Securities by Directors of Listed Company pursuant to the JSE Listing Rule 3.72 relating to: (a) Mr. R.A.R. Kebble's exercise of options and purchase of 30,000 ordinary shares of the Registrant for a price of R12.00 per share on March 18, 2003; (b) Mr. Ashworth's exercise of options and purchase of 25,000 ordinary shares of the Registrant for a price of R12.50 per share; and (c) Mr. D. Ashworth's sale of 25,000 ordinary shares of the Registrant at a price of R25.74 per share on March 15, 2003.	12
5	(i) the Registrant's application to the JSE, dated February 19, 2003, relating to the listing of 43,355 new ordinary shares, (ii) the confirmation letter from the JSE, dated February 20, 2003 relating to the listing of 43,355 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 43,355 ordinary shares.	14

6. (i) the Registrant's application to the JSE, dated February 21, 2003, relating to the listing of 10,818 new ordinary shares, (ii) the confirmation letter from the JSE, dated February 26, 2003 relating to the listing of 10,818 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 10,818 ordinary shares. 22

7. (i) the Registrant's application to the JSE, dated February 24, 2003, relating to the listing of 30,000 new ordinary shares, (ii) the confirmation letter from the JSE, dated February 26, 2003 relating to the listing of 30,000 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 30,000 ordinary shares. 30

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

RANDGOLD & EXPLORATION COMPANY LIMITED

By: David Haddon
David J. Haddon
Group Company Secretary

Dated: March 26, 2003

Exhibit 1

6

RANDGOLD

5 PRESS AVENUE SELBY
JOHANNESBURG 2092
PO BOX 82291
SOUTHDALE 2135
SOUTH AFRICA
DOCEX 632 JOHANNESBURG
TELEPHONE +27 (11) 309-6000
FAX +27 (11) 837-2396
www.randgold.co.za

March 10, 2003

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa
Exchange Square
2 Gwen Lane
SANDTON

Dear Sir

JSE LISTING RULES: PARAGRAPH 3.72: DEALING IN SECURITIES BY DIRECTORS OF LISTED COMPANIES

In terms of the above section of the JSE Listing Rules, Mr R A R Kebble, Chairman of Randgold & Exploration Company Limited purchased 5,000 (five thousand) ordinary Randgold & Exploration shares on 18 February 2003 for the sum of R30.00 per share.

The shares are to be held beneficially for Mr Kebble's personal account.

Mr D Ashworth sold 56,200 Randgold & Exploration Company Limited shares on 7 March 2003 at a price of R27.68. The sale was effected following the exercise of options in terms of the Randgold (1993) Share Option Scheme.

Yours faithfully

David Haddon

D J HADDON
Company Secretary

Exhibit 2

RANDGOLD

5 PRESS AVENUE SELBY
JOHANNESBURG 2092
PO BOX 82291
SOUTHDALE 2135
SOUTH AFRICA
DOCEX 632 JOHANNESBURG
TELEPHONE +27 (11) 309-6000
FAX +27 (11) 837-2396
www.randgold.co.za

March 17, 2003

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa
Exchange Square
2 Gwen Lane
SANDTON

Dear Sir

JSE LISTING RULES: PARAGRAPH 3.72: DEALING IN SECURITIES BY DIRECTORS OF LISTED COMPANIES

In terms of the above section of the JSE Listing Rules , Mr R A R Kebble, Chairman of Randgold & Exploration Company Limited purchased 1,000 (one thousand) ordinary Randgold & Exploration shares on 14 March 2003 for the sum of R23.50 per share.

The shares are to be held beneficially for Mr Kebble's personal account.

Yours faithfully

David J Haddon

D J HADDON
Company Secretary

Exhibit 3

RANDGOLD

5 PRESS AVENUE SELBY
JOHANNESBURG 2092
PO BOX 82291
SOUTHDALE 2135
SOUTH AFRICA
DOCEX 632 JOHANNESBURG
TELEPHONE +27 (11) 309-6000
FAX +27 (11) 837-2396
www.randgold.co.za

10

March 18, 2003

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa
Exchange Square
2 Gwen Lane
SANDTON

Dear Sir

JSE LISTING RULES: PARAGRAPH 3.72: DEALING IN SECURITIES BY DIRECTORS OF LISTED COMPANIES

In terms of the above section of the JSE Listing Rules , Mr R A R Kebble, Chairman of Randgold & Exploration Company Limited purchased 1,000 (one thousand) ordinary Randgold & Exploration shares on 17 March 2003 for the sum of R25.50 per share.

The shares are to be held beneficially for Mr Kebble's personal account.

Yours faithfully

David Haddon

D J HADDON
Company Secretary

Exhibit 4

RANDGOLD

5 PRESS AVENUE SELBY
JOHANNESBURG 2092
PO BOX 82291
SOUTHDALE 2135
SOUTH AFRICA
DOCEX 632 JOHANNESBURG
TELEPHONE +27 (11) 309-6000
FAX +27 (11) 837-2396
www.randgold.co.za

March 19, 2003

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa
Exchange Square
2 Gwen Lane
SANDTON

Dear Sir

JSE LISTING RULES: PARAGRAPH 3.72: DEALING IN SECURITIES BY DIRECTORS OF LISTED COMPANIES

In terms of the above section of the JSE Listing Rules, Mr R A R Kebble, Chairman of Randgold & Exploration Company Limited exercised and purchased 30,000 (thirty thousand) options in terms of the Randgold (1993) Share Option Scheme on 18 March 2003. The strike price of the options was R12.00 per share. The shares are to be held beneficially for Mr Kebble's personal account.

Mr D Ashworth exercised and sold 25,000 (twenty five thousand) Randgold & Exploration Company Limited ordinary shares at R25.74 per share on 17 March 2003. The sale of the shares follows the exercise of 25,000 options in terms of the Randgold (1993) Share Option Scheme at a strike price of R12.50.

Yours faithfully

David Haddon

D J HADDON
Company Secretary

13

Exhibit 5

RANDGOLD

5 PRESS AVENUE, SELBY
JOHANNESBURG 2025
PO BOX 82291
SOUTHDALE 2135
SOUTH AFRICA
DOCEX 632: JOHANNESBURG
TELEPHONE (2711) 837-0706
FAX (2711) 837-1068

14

February 19, 2003

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane, Sandown
SANDTON

Dear Sir

APPLICATION FOR THE LISTING OF 43 355 ORDINARY SHARES OF 1 (ONE) CENT EACH IN RANDGOLD & EXPLORATION COMPANY LIMITED

Application is hereby made for the listing of 43 355 new ordinary shares of 1 (one) cent each. The allotment price per share is as follows:

No. of Shares	Issue Price (c.p.s.)
43 355	R12.50

The shares are to be listed in terms of the Randgold (1993) Share Option Scheme. The shares should be listed under the "Mining Holding" section of the lists under the abbreviated name "Randgold". In support of our application we submit the following information:

1.	The full name of the company is:	Randgold & Exploration Company Limited
2.	The registered office is:	5 Press Avenue Selby Johannesburg, 2092
3.	The transfer secretaries are:	Computershare Services Limited 70 Marshall Street 2001 Johannesburg

4. The share capital of the company prior to the matter detailed in the introduction was:

Authorised:	75 000 000	shares of 1(one) cent each:	R750 000
Issued:	44 294 101	shares of 1(one) cent each:	R442 941
Unissued:	30 705 575	shares of 1(one) cent each:	R307 055

2 / ....

RGE\SOS\030219~43355 JB

15

RANDG LD

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa

19 February 2003

5. The company's issued ordinary share capital after the issue of the ~~1,645~~ 43355 ordinary shares, which are the subject of this application, will be:

44 337 456	ordinary shares of 1 (one) cent each:	R443 374

The unissued ordinary share capital will decrease to:

30 662 220	ordinary shares of 1 (one) cent each:	R306 622

6. The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

7. The new ordinary shares will rank pari-passu with the existing ordinary shares of the company in issue.

8. The directors have authorised this application in terms of a resolution dated 28 February 2002, a copy of which is attached.

9. The new shares will be allocated and issued on 21 February 2003.

10. The listing fee of R4 378.97 attached hereto.

SIGNED at JOHANNESBURG on 18 February 2003

______________________ DIRECTOR/LEGAL MANAGER

David J Haddon ______________________ COMPANY SECRETARY

______________________ SPONSOR

RANDGOLD & EXPLORATION COMPANY LIMITED

("the company")

RESOLUTION OF DIRECTORS PASSED AT JOHANNESBURG ON 28 FEBRUARY 2002

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE RANDGOLD (1993) SHARE OPTION SCHEME ("THE SCHEME")

RESOLVED THAT -

Any one director or the Company's legal manager and the secretary be and they are hereby authorised to allot and issue ordinary shares in the capital of the company to participants in Randgold (1993) Share Option Scheme, in terms of that scheme, and to make application to the JSE Securities Exchange South Africa for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

Certified a true copy

David J Haddon

D J HADDON
Group Company Secretary

17

JSE

SECURITIES EXCHANGE SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

20 February 2003
REF: NM/jvdm/8267

The Company Secretary
Randgold & Exploration Company Limited
P O Box 82291
SOUTHDALE
2135

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 19 February 2003 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Friday, 21 February 2003 in respect of 43 355 ordinary shares of 1 cent each.

Our records reflect the authorised ordinary share capital of your company as R750 000-00 and will be amended to show the listed ordinary share capital as R443 374-56 divided into 44 337 456 ordinary shares of 1 cent each.

Thank you for payment of R4 378-97 in respect of the listing fee received.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. HSBC Investment Services (Africa) (Pty) Limited
Attention : Simone Jones

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15 18

Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1992/005642/06

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED

1. Date of allotment of shares 21 FEBRUARY 2003

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
		75 000 000	ORDS	0-01	750 000
Total	Total	75 000 000		Total	R 750 000

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 10 MARCH 2002

Name of company RAND GOLD & EXPLORATION COMPANY LIMITED

C/O COMPANY SECRETARY (43355)

Postal address P.O. BOX 82291

SOUTHDALE

2135

Date of receipt by Registrar of Companies
Date stamp of companies Registration Office
Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
				44 294 101	ORDS	0-01	442 941-01
Total		Total	R	Total 44 294 101		Total	R 442941-01

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 442 941-01

Stated capital R —

Premium account R 301 501 015-15

Total issued capital R 301 943 356-16

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
				43 355	ORDS	0-01	12-49	541 937·50
Total		Total	R	Total 43 355			Total	R 541937·50

6. a Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

b The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf)

c The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
J BERRY	P.O. BOX 82291	43 355	PAR VALUE ORDINARY
	SOUTHDALE 2135		

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
				44 294 101	ORDS	0-01	–	*	442 941-01
				43355	ORDS	0-01	12-49	**	433-55
Total		Total	R	Total 44337456			Total	R ***	443 374-56

* 301 501 015-15
** 541 503-95
*** 302 042 519-10

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital ____ R 443 374-56

State capital ____ R –

Premium account (see analysis below) ____ R 302 037 323-20

Total issued capital ____ R 302 480 697-76

Certified correct.

Date 12 March 2003 Signature [signature]

~~Director/Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

Analysis of Share Premium Account R

Opening balance		301 501 015-15
Premium on Allotment	541 503-95	
Less:		
Issue Duty	(3841-00)	
Allotment Duty	(1354-90)	536 308-05
		302 037 323-20

21

Exhibit 6

RANDGOLD

5 PRESS AVENUE, SELBY
JOHANNESBURG 2025
PO BOX 82291
SOUTHDALE 2135
SOUTH AFRICA
DOCEX 632: JOHANNESBURG
TELEPHONE (2711) 837-0706
FAX (2711) 837-1068

22

February 21, 2003

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane, Sandown
SANDTON

Dear Sir

APPLICATION FOR THE LISTING OF 10 818 ORDINARY SHARES OF 1 (ONE) CENT EACH IN RANDGOLD & EXPLORATION COMPANY LIMITED

Application is hereby made for the listing of 10 818 new ordinary shares of 1 (one) cent each. The allotment price per share is as follows:

No. of Shares	Issue Price (c.p.s.)
10 818	R12.50

The shares are to be listed in terms of the Randgold (1993) Share Option Scheme. The shares should be listed under the "Mining Holding" section of the lists under the abbreviated name "Randgold". In support of our application we submit the following information:

1. The full name of the company is: Randgold & Exploration Company Limited

2. The registered office is: 5 Press Avenue
Selby
Johannesburg, 2092

3. The transfer secretaries are: Computershare Services Limited
70 Marshall Street
2001 Johannesburg

4. The share capital of the company prior to the matter detailed in the introduction was:

Authorised:	75 000 000	shares of 1(one) cent each:	R750 000
Issued:	44 337 456	shares of 1(one) cent each:	R443 374
Unissued:	30 662 220	shares of 1(one) cent each:	R306 622

2 / ....

RGE\SOS\030221~10818 DMB

RANDG LD

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa

21 February 2003

5. The company's issued ordinary share capital after the issue of the 10 818 ordinary shares, which are the subject of this application, will be:

44 348 274	ordinary shares of 1 (one) cent each:	R443 482

The unissued ordinary share capital will decrease to:

30 651 402	ordinary shares of 1 (one) cent each:	R306 514

6. The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

7. The new ordinary shares will rank pari-passu with the existing ordinary shares of the company in issue.

8. The directors have authorised this application in terms of a resolution dated 28 February 2002, a copy of which is attached.

9. The new shares will be allocated and issued on 23 February 2003.

10. The listing fee of R4 378.97 attached hereto.

SIGNED at JOHANNESBURG on 21 February 2003

_______________ DIRECTOR/LEGAL MANAGER

_______________ COMPANY SECRETARY

_______________ SPONSOR

RGE\SOS\030221~10818 DMB

RANDGOLD & EXPLORATION COMPANY LIMITED

("the company")

RESOLUTION OF DIRECTORS PASSED AT JOHANNESBURG ON 28 FEBRUARY 2002

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE RANDGOLD (1993) SHARE OPTION SCHEME ("THE SCHEME")

RESOLVED THAT -

Any one director or the Company's legal manager and the secretary be and they are hereby authorised to allot and issue ordinary shares in the capital of the company to participants in Randgold (1993) Share Option Scheme, in terms of that scheme, and to make application to the JSE Securities Exchange South Africa for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

Certified a true copy

David J Haddon

D J HADDON
Group Company Secretary

25

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown,
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

26 February 2003
REF: TM/jvdm/8286

The Company Secretary
Randgold & Exploration Company Limited
P O Box 82291
SOUTHDALE
2135

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 21 February 2003 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Thursday, 27 February 2003 in respect of 10 818 ordinary shares of 1 cent each.

Our records reflect the authorised ordinary share capital of your company as R750 000-00 and will be amended to show the listed ordinary share capital as R443 482-74 divided into 44 348 274 ordinary shares of 1 cent each.

Thank you for payment of R827-64 in respect of the listing fee received.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. HSBC Investment Services (Africa) (Pty) Limited
Attention : Doné Hattingh

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15 26

Return of allotment of shares

[Section 93 (3)]

Registration No. of company
1992/005642/06

Name of company RANDGOLD + EXPLORATION COMPANY LIMITED

1. Date of allotment of shares 27 FEBRUARY 2003

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
		75000000	ORDINARY	0-01	750 000
Total	Total	75 000 000		Total	R 750 000

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 12 MARCH 2003

Name of company RANDGOLD + EXPLORATION COMPANY LIMITED
C/O COMPANY SECRETARY (10818)

Postal address P.O. BOX 82291
SOUTHDALE
2135

Date of receipt by Registrar of Companies
Date stamp of companies Registration Office
Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
				44 337 456	ORDS	0-01	443 374-56
Total		Total	R	Total 44 337 456		Total	R 443 374-56

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 443 374-56

Stated capital R

Premium account R 302 037 323-20

Total issued capital R 302 480 697-76

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
				10 818	ORDS	0-01	12.49	135 225.00
Total		Total	R	Total 10 818			Total	R 135 225.00

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
DM BRISTOW	P.O. BOX 82291	10 818	PAR VALUE ORDINARY
	SOUTHDALE 2135		

7. Issued capital at date of this return:

No par value					Par value					
	Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
			R	R			R	R	R	R
					44 337 456	ORDS	0-01	–	*	443 374-56
					10 818	ORDS	0-01	12-49	**	108-18
Total			Total	R	Total 44 348 274			Total	R ***	443 482-74

* 302 037 323-20
** 135 116-82
*** 302 172 440-02

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 443 482-74

State capital R –

Premium account (see analysis below) R 302 171 375-92

Total issued capital R 302 614 858-66

Certified correct.

Date 12 March 2003 Signature [signature] ~~Director~~/Manager/Secretary

Rubber stamp of company, if any, or of secretaries.

Analysis of Share Premium Account

		R
Opening Balance		302 037 323-20
Premium on Allotment	135 116-82	
Less		
Issue Duty	(726-00)	
Allotment Duty	(338-10)	134 052-72

Exhibit 7

RANDGOLD

5 PRESS AVENUE, SELBY
JOHANNESBURG 2025
PO BOX 82291
SOUTHDALE 2135
SOUTH AFRICA
DOCEX 632: JOHANNESBURG
TELEPHONE (2711) 837-0706
FAX (2711) 837-1068

February 24, 2003

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane, Sandown
SANDTON

Dear Sir

APPLICATION FOR THE LISTING OF 30 000 ORDINARY SHARES OF 1 (ONE) CENT EACH IN RANDGOLD & EXPLORATION COMPANY LIMITED

Application is hereby made for the listing of 30 000 new ordinary shares of 1 (one) cent each. The allotment price per share is as follows:

No. of Shares	Issue Price (c.p.s.)
30 000	R12.50

The shares are to be listed in terms of the Randgold (1993) Share Option Scheme. The shares should be listed under the "Mining Holding" section of the lists under the abbreviated name "Randgold". In support of our application we submit the following information:

1. The full name of the company is: Randgold & Exploration Company Limited

2. The registered office is: 5 Press Avenue
Selby
Johannesburg, 2092

3. The transfer secretaries are: Computershare Services Limited
70 Marshall Street
2001 Johannesburg

4. The share capital of the company prior to the matter detailed in the introduction was:

Authorised:	75 000 000	shares of 1(one) cent each:	R750 000
Issued:	44 348 274	shares of 1(one) cent each:	R443 482
Unissued:	30 651 402	shares of 1(one) cent each:	R306 514

RGE\SOS\030224-30 000 AJR

RANDGOLD

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa

24 February 2003

5. The company's issued ordinary share capital after the issue of the 30 000 ordinary shares, which are the subject of this application, will be:

44 378 274	ordinary shares of 1 (one) cent each:	R443 782

The unissued ordinary share capital will decrease to:

30 621 402	ordinary shares of 1 (one) cent each:	R306 214

6. The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

7. The new ordinary shares will rank pari-passu with the existing ordinary shares of the company in issue.

8. The directors have authorised this application in terms of a resolution dated 28 February 2002, a copy of which is attached.

9. The new shares will be allocated and issued on 26 February 2003.

10. The listing fee of R827.64 attached hereto.

SIGNED at JOHANNESBURG on 24 February 2003

______________ DIRECTOR/LEGAL MANAGER

David J Haddon ______________ COMPANY SECRETARY

______________ SPONSOR

RANDG LD

RANDGOLD & EXPLORATION COMPANY LIMITED

("the company")

RESOLUTION OF DIRECTORS PASSED AT JOHANNESBURG ON 28 FEBRUARY 2002

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE RANDGOLD (1993) SHARE OPTION SCHEME ("THE SCHEME")

RESOLVED THAT -

Any one director or the Company's legal manager and the secretary be and they are hereby authorised to allot and issue ordinary shares in the capital of the company to participants in Randgold (1993) Share Option Scheme, in terms of that scheme, and to make application to the JSE Securities Exchange South Africa for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

Certified a true copy

David J Haddon

D J HADDON
Group Company Secretary

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

26 February 2003
REF: AH/mr/8290

The Company Secretary
Randgold & Exploration Company Limited
P O Box 82291
SOUTHDALE
2135

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 24 February 2003 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Thursday, 27 February 2003 in respect of 30 000 ordinary shares of 1 cent each.

Our records reflect the authorised ordinary share capital of your company as R750 000-00 and will be amended to show the listed ordinary share capital as R443 782-74 divided into 44 378 274 ordinary shares of 1 cent each.

Thank you for payment of R827-64 in respect of the listing fee received.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

CC. HSBC Investment Services (Africa) (Pty) Limited
Attention : Simone Jones

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Registration No. of company
1992/005642/06

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED

1. Date of allotment of shares 27 FEBRUARY 2003

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
		75 000 000	ORDINARY	0-01	750 000
Total	Total	75 000 000		Total	R 750 000

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 12 MARCH 2003

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED
C/O COMPANY SECRETARY (30 000)

Postal address P.O. BOX 82291
SOUTHDALE
2135

Date of receipt by Registrar of Companies
Date stamp of companies Registration Office
Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
				44 348 274	ORDS	0-01	443482-74
Total		Total	R	Total 44 348274		Total	R 443482-74

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 443 482-74

Stated capital R —

Premium account R 302 171 375 -92

Total issued capital R 302 614 858 -66

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
				30 000	ORDS	0-01	12-49	375 000
Total		Total	R	Total 30 000			Total	R 375 000

6. a Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

b The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf

c The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
AJ REYNOLDS	P.O. BOX 82291	30 000	PAR VALUE ORDINARY
	SOUTHDALE		
	2135		

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
				44348274	ORDS	0-01	–	*	443 482-74
				30 000	ORDS	0-01	12·49	**	300
Total		Total	R	Total 44 378 274			Total	R ***	443782-74

* 302 171 375-92
** 374 700-00
*** 302 540 075-92

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 443782-74

State capital R –

Premium account (see analysis below) R 302 544 412-42

Total issued capital R 302 988 195-16

Certified correct.

Date 12 March 2003 Signature David Haddon

~~Director~~/Manager/Secretary

Rubber stamp of company, if any, or of secretaries.

Analysis of Share Premium Account

		R
Opening Balance		302 171 375-92
Premium on Allotment	374 700	
Less:		
Issue Duty	(726-00)	
Allotment Duty	(937-50)	373 036-50
		302 544 412-42